Mail Stop 4561

July 23, 2009

Via Mail and Facsimile to (858) 430-3578

Tony Aquila, CEO and President
Solera Holdings, Inc.
15030 Avenue of Science
San Diego, California 92128

      Re: **Solera Holdings, Inc.**
                  Annual Report on Form 10-K
                  Filed August 29, 2008
                  Form 10-Q for the Quarterly Period Ended March 31, 2009
                  Filed May 11, 2009
                  File No. 001-33461

Dear Mr. Aquila:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Barbara C. Jacobs
                Assistant Director